UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Regulus Therapeutics Inc.

File Nos. 333-183384 and 333-189607 - CF# 36705
_____

       Regulus Therapeutics Inc. submitted an application under Rule 406 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Forms S-1 filed on August 17, 2012 and June 26, 2013.

       Based on representations by Regulus Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.37	S-1	August 17, 2012	through August 17, 2021
10.49	S-1	June 26, 2013	through August 17, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                       Brent J. Fields
                       Secretary